UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Global Brokerage, Inc.

Global Brokerage Holdings, LLC

(Names of Applicants)

55 Water Street, FL 50

New York, NY 10041

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
7.00% Senior Notes due 2023	$172.5 million aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Prepackaged Plan of Reorganization of Global Brokerage, Inc. Pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Kenneth Grossman
Chief Executive Officer
Global Brokerage, Inc.
55 Water St., Floor 50
New York, NY 10041
Telephone: (212) 897-7660

(Name and Address for Service)

With a copy to:

Keith Townsend

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

The form of organization of and the state or other sovereign power under the laws of which Global Brokerage, Inc. (the “Company”) is organized are as follows:

Name	Form of Organization	Jurisdiction
Global Brokerage, Inc.	Corporation	Delaware

The form of organization of and the state or other sovereign power under the laws of which the guarantor identified below (the “Guarantor” and, together with the Company, the “Applicants”) is organized are as follows:

Name	Form of Organization	Jurisdiction
Global Brokerage Holdings, LLC	Limited Liability Company	Delaware

2.	Securities Act Exemption Available

Prior to the Effective Date, the Company intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, an aggregate principal amount of approximately $172.5 million aggregate principal amount of 7.00% Senior Notes due 2023 (the “Notes”) to holders of claims (collectively, the “Claims”) under the Company’s 2.25% Convertible Notes due 2018 (the “Existing Notes”). The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is filed as Exhibit T3C hereto.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Claims for Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Company will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates

The following diagram indicates the relationship of the Company to each of its affiliates as of January 1, 2018. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

As of January 1, 2018, Global Brokerage, Inc. owns 100% of the outstanding membership interests in the Global Brokerage Holdings, LLC, and on the Effective Date, the Company organizational structure will remain unchanged from the diagram above.

Certain directors and executive officers of the Company may be deemed its “affiliates” by virtue of their respective positions. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The Company

The following table lists the names and offices held by all directors and executive officers of the Company as of January 1, 2018. The mailing address of each director and executive officer is: c/o Global Brokerage, Inc. 55 Water St., Floor 50, New York, NY 10041.

Name	Office
Kenneth Grossman	Chief Executive Officer and Director
David Sakhai	Chief Operating Officer
Eduard Yusupov	Global Head of Dealing
Robert Lande	Chief Financial Officer
Margaret Deverell	Chief Accounting Officer
David S. Sassoon	General Counsel
Bryan I Reyhani	Director
Arthur Gruen	Director

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The Guarantor

The Guarantor is a member-managed limited liability company. The Company is the managing member of the Guarantor, and there are no officers or directors.

5.	Principal Owners of Voting Securities

The Company

Name and Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Dror Niv(1) 55 Water St., Floor 50 New York, NY 10041	Class A Common Stock	848,739	10.29%

1. Consists of 768,047 shares of Class A Common Stock held individually by Mr. Niv, (ii) 37,221 shares of Class A Common Stock held by a trust for the benefit of Mr. Niv’s family, for which Mr. Niv’s wife serves as trustee; and (iii) 43,471 shares of Class A Common Stock held by trusts over which Mr. Niv is an investment advisor.

The Guarantor

As of the date of this Application, the Company owns 100% of the outstanding membership interests in the Guarantor. As noted in Item 3 above, on the Effective Date, the Company will own continue to own 100% of the outstanding membership interests in the Guarantor.

UNDERWRITERS

6.	Underwriters

(a)	Within three years prior to the date of the filing of this Application, no person has acted as an underwriter of any securities of the Company that are currently outstanding.

(b)	No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Plan of Reorganization.

CAPITAL SECURITIES

7.	Capitalization

(a)   The following tables set forth certain information with respect to each authorized class of the Company and the Guarantor as of as of January 1, 2018.

1.	The Company

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock, par value $0.01 per share	3,000,000,000 shares	8,244,394
Class B Common Stock, par value $0.01 per share	1,000,000 shares	0
Preferred Stock, $0.01 per share	300,000,000 shares	—
2.25% Convertible Notes due 2018	$172,500,000	$172,500,000

In addition, the Company has outstanding warrants to purchase common stock with a weighted average exercise price of $212.40 per share, all of which are currently exercisable. As of January 12, 2018, the trading price of the Company’s common stock, was $0.35 per share. Subject to certain conditions, the Company may settle the warrants in cash or on a net-share basis.

2.	The Guarantor

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100%

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The Existing Notes are not guaranteed by the Guarantor but the Guarantor has issued mirror notes in favor of the Company; such notes will be cancelled and discharged pursuant to the Plan or Reorganization. It is also expected that the New Notes will be guaranteed by the Guarantor.

(b)   Each holder of Class A Common Stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Each holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to one vote for each unit in the Guarantor held by such holder. The unit holders of Holdings collectively have a number of votes in the Company that is equal to the aggregate number of units in Holdings that they hold. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Board of Directors also has the authority to issue preferred stock with such voting rights as it may designate. As of the date of this Application, the Company has designated 55,120 shares of preferred stock as Series A Junior Participating Preferred Stock, of which no shares were outstanding.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

Any Notes will be issued under the Indenture, to be dated as of the date of the Exchange is consummated or prior thereto and entered into between the Company and the Trustee. The following analysis is not a complete description of the Indenture provisions and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a)	Events of Default; Withholding of Notice

The following will be events of default under the Indenture:

(1)	default for 30 days in the payment when due of interest on the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions of Section 4.11, Section 4.14, Section 4.17 or 5.01 of the Indenture;

(4)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company, any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

A.	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

B.	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; provided that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

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(6)	failure by the Company, any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (net of any amount covered by insurance provided by a reputable and solvent insurance company), which judgments are not paid, discharged, stayed or fully bonded for a period of 60 days (or, if later, the date when payment is due pursuant to such judgment);

(7)	the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

A.	commences a voluntary case,

B.	consents to the entry of an order for relief against it in an involuntary case,

C.	consents to the appointment of a custodian of it or for all or substantially all of its property,

D.	makes a general assignment for the benefit of its creditors, or

E.	generally is not paying its debts as they become due;

(8)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

A.	is for relief against the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

B.	appoints a custodian of the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

C.	orders the liquidation of the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days;

(9)	any amendment, restatement, modification, waiver or breach of the Noteholder Protections or (B) the removal or replacement of the Special Member (except as provided in the Holdings LLC Agreement), in each case, without the approval of Holders of not less than a majority in aggregate principal amount of the then outstanding Notes; and

(10)	the occurrence of any of the following:

A.	except as permitted by the Note Documents, any Security Document ceases for any reason to be enforceable; provided, that it will not be an Event of Default under this clause (10)(A) if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Lien purported to be granted under such Security Documents on Collateral, individually or in the aggregate, having a fair market value of not more than $1.0 million, ceases to be enforceable; provided, further, that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 45 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period;

B.	except as permitted by the Note Documents, any Lien purported to be granted under any Security Document on Collateral, individually or in the aggregate, having a fair market value in excess of $1.0 million, ceases to be an enforceable and perfected Lien, subject only to Permitted Liens; provided, that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 45 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period;

C.	the Company or any Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Guarantor set forth in or arising under any Note Document establishing the Liens or any amendment is made to the Holdings LLC Agreement or FXCM Group LLC Agreement that results in the Collateral Agent’s Lien on Collateral constituting the Capital Stock of Holdings or FXCM Group, as applicable, no longer being permitted thereunder or enforceable;

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D.	except as permitted by any Note Document, (i) any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or (ii) any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

E.	except as otherwise permitted by agreements governing the Holdings Notes, any Holdings Note is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or ceases to constitute a Subordinated Obligation; and

F.	(i) the Company and the Guarantors no longer directly owning in excess of 50% of the outstanding Capital Stock of FXCM Group designated as “Class A Units” and (ii) the Company no longer directly owning in excess of 74% of the outstanding Capital Stock of Holdings designated as “Class A Units”.

In the case of an Event of Default specified in clause (7) or (8) above, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all of the Notes to be due and payable immediately by notice in writing to the Company and, in the case of notice by Holders, also to the Trustee specifying the applicable Events of Default and that it is a notice of acceleration.

Upon any such declaration, the Notes shall become due and payable immediately.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders, rescind an acceleration and its consequences, if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

(b)	Authentication and Delivery of Notes; Use of Proceeds

The Notes shall be in minimum denominations of $1,000 and integral multiples thereof (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof).

At least one Officer must sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee will, upon receipt of a written order of the Company signed by at least one Officer (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under the Indenture, including any PIK Interest Notes as a result of a PIK Payment in accordance with Section 2.13 of the Indenture. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 of the Indenture.

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The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

The Notes will be issued to Holders of Claims. As a result, the Company will not realize any proceeds from such issuance.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

The Collateral Agent’s Liens upon the Collateral will no longer secure the Notes outstanding under the Indenture or any other Notes Obligations, and the right of the Holders to the benefits and proceeds of the Collateral Agent’s Liens on the Collateral will terminate and be discharged:

(1) in whole, upon satisfaction and discharge of the Indenture in accordance with Article 11 of the Indenture;

(2) in whole, upon a Legal Defeasance or Covenant Defeasance of the Notes in accordance with Article 8 of the Indenture;

(3) in part, upon payment in full in cash and discharge of all Notes outstanding under the Indenture and all other Notes Obligations that are outstanding, due and payable under the Indenture and the other Note Documents at the time the Notes are paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made);

(4) in whole or in part, with the consent of the Holders of the requisite aggregate principal amount of Notes in accordance with Article 9 of the Indenture; or

(5) if and to the extent required by the Intercreditor Agreement.

(d)	Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all Notes issued under the Indenture, when:

(1)	either:

A.	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

B.	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption (assuming the payment of interest as Cash Interest through such date);

(2)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

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In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture, if money has been deposited with the Trustee pursuant to subclause (b) of clause (1) of Section 11.01 of the Indenture, the provisions of Section 11.02 and 8.06 of the Indenture will survive. In addition, nothing in Section 11.01 of the Indenture will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of the Indenture or to relieve the Company from its obligations with respect to the Notes under Article 2 and Section 4.02 of the Indenture.

(e)   Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company and each Guarantor shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the other Note Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within five days of any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

Other than the Applicants, there are no other obligors under the Notes.

Contents of application for qualification.    This Application comprises:

(a)   Pages numbered 1 to 10, consecutively.

(b)   The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

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(c)   The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the

Trustee:

Exhibit No.	Description

Exhibit T3A-1	Amended and Restated Certificate of Incorporation of FXCM Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by FXCM Inc. on September 3, 2010)

Exhibit T3A-2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by FXCM Inc. on September 29, 2015)

Exhibit T3A-3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on February 27, 2017)

Exhibit T3A-4*	Certificate of Formation of Foreign Exchange Capital Holding Company, LLC

Exhibit T3A-5*	Certificate of Amendment to Certificate of Formation

Exhibit T3A-6*	Certificate of Amendment to Certificate of Formation

Exhibit T3B-1	Amended and Restated Bylaws of FXCM Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010)

Exhibit T3B-2*	Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3B-3*	Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3B-4*	Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3C	Form of Indenture between Global Brokerage, Inc., as Issuer, Global Brokerage Holdings, LLC, as Guarantor, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit D of Exhibit 10.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on November 13, 2017)

Exhibit T3D	Not applicable

Exhibit T3E	Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization of Global Brokerage, Inc. Pursuant to Chapter 11 of the Bankruptcy Code, dated November 10, 2017 (incorporated by reference to Exhibit C of Exhibit 10.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on November 13, 2017)

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939

Exhibit T3G*	Statement of Eligibility of Trustee on Form T-1

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Global Brokerage, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 17th day of January, 2018.

(SEAL)

GLOBAL BROKERAGE, INC.

By:	/s/ Kenneth Grossman
Kenneth Grossman
Chief Executive Officer

Attest:	/s/ Scott Ferber

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Global Brokerage Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 17th day of January, 2018.

(SEAL)

GLOBAL BROKERAGE HOLDINGS, LLC

By:	Global Brokerage, Inc., its managing member

By:	/s/ Kenneth Grossman
Kenneth Grossman
Chief Executive Officer

Attest:	/s/ Scott Ferber

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A-1	Amended and Restated Certificate of Incorporation of FXCM Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by FXCM Inc. on September 3, 2010)

Exhibit T3A-2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by FXCM Inc. on September 29, 2015)

Exhibit T3A-3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on February 27, 2017)

Exhibit T3A-4*	Certificate of Formation of Foreign Exchange Capital Holding Company, LLC

Exhibit T3A-5*	Certificate of Amendment to Certificate of Formation

Exhibit T3A-6*	Certificate of Amendment to Certificate of Formation

Exhibit T3B-1	Amended and Restated Bylaws of FXCM Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed by FXCM Inc. on October 12, 2010)

Exhibit T3B-2*	Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3B-3*	Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3B-4*	Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC.

Exhibit T3C	Form of Indenture between Global Brokerage, Inc., as Issuer, Global Brokerage Holdings, LLC, as Guarantor, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit D of Exhibit 10.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on November 13, 2017)

Exhibit T3D	Not applicable

Exhibit T3E	Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization of Global Brokerage, Inc. Pursuant to Chapter 11 of the Bankruptcy Code, dated November 10, 2017 (incorporated by reference to Exhibit C of Exhibit 10.1 to the Current Report on Form 8-K filed by Global Brokerage, Inc. on November 13, 2017)

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939

Exhibit T3G*	Statement of Eligibility of Trustee on Form T-1

* Filed herewith.